Capital Group Central Fund SeriesSM (Capital Group Central Cash FundSM) Registration Statement Part B Supplement October 15, 2021 (for the Registration Statement Part B dated February 1, 2021)

1. The information under heading “Maturity” in the “Certain investment limitations and guidelines” section of the Registration Statement Part B is amended to read as follows.

Maturity

·	The fund will maintain a dollar-weighted average portfolio maturity of 60 days or less.
·	The fund will maintain the dollar-weighted average life of its portfolio at 120 days or less.
·	For purposes of determining the weighted average maturity (but not the weighted average life) of the fund’s portfolio, certain variable and floating rate obligations and put securities which may otherwise have stated or final maturities in excess of 397 days will be deemed to have remaining maturities equal to the period remaining until each next readjustment of the interest rate or until the fund is entitled to repayment or repurchase of the security.

2. The information under the headings “Investment policies” and “Maturity” in the “Description of certain securities, investment techniques and risks” section of the Registration Statement Part B is removed.

3. The fourth paragraph in the “Price of shares” section of the Registration Statement Part B is amended to read as follows.

As an institutional prime money market fund, the fund’s initial net asset value of $100.00 is calculated to two decimal places. The fund’s net asset value will vary as a result of changes in the value of the securities in which the fund invests. The fund follows standard industry practice by typically reflecting changes in its holdings of portfolio securities on the first business day following a portfolio trade.

Keep this supplement with your statement of additional information.

Lit. No. MFGEBS-492-1021P Printed in USA CGD/TM/10149-S87397